Western Keltic Mines Inc. 12g #82-4024

FORM 51-901F

Quarterly Report

Incorporated as part of Schedule A, B & C

02055896

02 NOV 12 AM 8:47

ISSUER DETAILS:

Name of Issuer – Western Keltic Mines Inc.
Issuer Address - #501 – 675 West Hastings Street, Vancouver, BC V6B 1N2
Contact Person – Donald A. McInnes
Contact's Position – President
Contact's Telephone Number – (604) 682-8414
Contact's Fax Number – (604) 682-3727
Contact's Webpage – http://www.keltic.com
Contact's Email – donald @keltic.com
For Quarter Ended – August 31, 2002
Date of Report – October 20, 2002

SUPPL

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Name of Director Donald A. McInnes
Sign (Typed) "Donald A. McInnes"
Date Signed October 20, 2002

Name of Director John Robins
Sign (Typed) "John Robins"
Date Signed October 20, 2002

dlw 11/15

WESTERN KELTIC MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2002

(Unaudited – prepared by management)

WESTERN KELTIC MINES INC.

Consolidated Balance Sheets

As at August 31, 2002
(Unaudited - prepared by management)

	August 31 2002	February 28 2002
ASSETS		
Current		
Cash	$ 151,926	$ 261,760
Accounts receivable	50,070	3,793
Prepaid expenses	3,292	48,521
	205,288	314,074
Investment in Blackstone Ventures Inc.	8,000	8,000
Investment in Cascadia International Resources Inc.	5,250	5,250
Capital Assets, net of accumulated amortization of $21,157 *(2001 - $21,108)*	5,532	5,581
Mineral Property Interests	1,270,424	1,229,146
	$ 1,494,494	$ 1,562,051
LIABILITIES		
Current		
Accounts payable and accruals	$ 48,342	$ 33,560
SHAREHOLDERS' EQUITY		
Share Capital (Note 3)	5,705,136	5,705,136
Deficit	(4,258,984)	(4,176,645)
	1,446,152	1,528,491
	$ 1,494,494	$ 1,562,051

APPROVED BY THE BOARD

"Donald A. McInnes" Director

"John Robins" Director

WESTERN KELTIC MINES INC.

Consolidated Statements of Loss & Deficit
Six Months Ended August 31, 2002
(Unaudited - prepared by management)

	Three Months Ended August 31		Six Months Ended August 31	
	2002	**2001**	**2002**	**2001**
Revenue				
Interest	$ 387	$ 2,788	$ 1,109	$ 6,454
Expenses				
Amortization	150	280	450	575
Dues and subscriptions	2,415	641	2,754	899
Foreign exchange	26	119	5	(209)
Interest and bank charges	83	(80)	241	174
Investor relations	2,636	5,754	3,628	8,067
Legal and accounting	1,166	597	2,016	597
Listing and transfer fees		2,645	4,000	3,895
Management fees (Note 4)	18,698	20,830	37,375	41,379
Office	2,683	9,900	7,836	17,097
Rent	4,350	6,134	8,700	11,726
Support services	7,155	11,690	14,310	28,115
Telephone	1,166	1,539	2,133	2,594
	40,528	60,049	83,448	114,908
Net Loss before property write-offs	40,141	57,261	82,339	108,455
Mineral Property Write-offs	--	84,260	--	162,862
Net Loss for the period	40,141	141,521	82,339	271,316
Deficit, Beginning of Period	4,218,843	3,055,700	4,176,645	2,925,905
Deficit, End of Period	$ 4,258,984	$ 3,197,221	$ 4,258,984	$ 3,197,221
Loss Per Share	$ 0.003	$ 0.03	$ 0 003	$ 0.03
Weighted Average Number Of Shares	12,904,858	11,044,858	12,904,858	11,044,858

WESTERN KELTIC MINES INC.

Consolidated Statements of Cash Flows
Six Months Ended August 31, 2002
(Unaudited - prepared by management)

	Three Months Ended August 31		Six Months Ended August 31	
	2002	**2001**	**2002**	**2001**
Cash Flows From Operating Activities				
Interest received	$ 387	$ 2,788	$ 1,109	$ 6,454
Cash paid to suppliers	(162,628)	(524,492)	(221,903)	(667,641)
	(162,241)	(521,704)	(220,794)	(661,187)
Cash Flows From Investing Activities				
Joint venture expense reimbursement	110,960	577,750	110,960	612,746
Decrease in Cash	(51,281)	56,046	(109,834)	(48,441)
Cash, Beginning of Period	203,207	464,564	261,760	569,051
Cash, End of Period	$ 151,926	$ 520,610	$ 151,926	$ 520,610

Schedule A
Page 4

WESTERN KELTIC MINES INC.

Statement of Mineral Property Expenditures

Six Months Ended August 31, 2002
(Unaudited - prepared by management)

	Balance March 1, 2002	Acquisition Costs	Exploration Costs	Joint Venture Reimbursement	Balance August 31, 2002
Panama					
San Blas	$ 5	$ --	$ --	$ --	$ 5
Alaska					
California	728,052	--	58,070	(55,480)	730,642
Surf	501,089	--	58,070	(55,480)	503,679
Newfoundland					
Hickeys Pond	--	11,472	6,577	--	18,049
Paradise	--	11,472	6,577	--	18,049
	$ 1,229,146	$ 22,944	$ 129,294	$ (110,960)	$ 1,270,424

WESTERN KELTIC MINES INC.

Notes to Consolidated Financial Statements
August 31, 2002
(Unaudited - prepared by management)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which include the following significant policies:

Operations

The Company was incorporated on November 7, 1989 and commenced mineral property explorations in 1991. The company's common shares are listed for trading on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange).

Consolidation

The company participated in the formation of and acquired a 60% interest in a Panamanian company, Minera Keltic, S.A., in February 1994 (Note 2). The company also operates a wholly owned subsidiary company, Western Keltic Mines Alaska Inc., incorporated in June 1998 in Alaska (Note 2). These consolidated financial statements include the accounts of the Company, Minera Keltic S.A. and Western Keltic Mines Alaska Inc.

Mineral Property Interests

The company's mineral property interests are composed of mineral properties owned by the company and rights to ownership of mineral properties which the company can earn through payments, incurring exploration expenditures and combination thereof. The company's property ownership and rights to property ownership are described in Note 2.

The company accounts for its mineral properties whereby costs relative to the acquisition of, exploration for and development of these properties are capitalized by property. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. No gains or losses are recognized on the partial sale or disposition of properties except in circumstances which result in significant dispositions of reserves. Once commercial production has commenced, these net costs are charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties are charged to earnings.

The recoverability of the amounts shown for mineral properties and related costs are dependent upon the confirmation of economically recoverable reserves, the ability of the company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

Capital Assets

Capital assets are recorded at cost. Amortization is recorded using the declining balance method at an annual rate of 20% for office furniture and 30% for computer equipment.

WESTERN KELTIC MINES INC.

Notes to Consolidated Financial Statements
August 31, 2002
(Unaudited - prepared by management)

1. SIGNIFICANT ACCOUNTING POLICIES (CONT)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses. Actual results could differ from these amounts.

2. MINERAL PROPERTY INTERESTS

Panama

On February 4, 1994 the company entered into an agreement with Minamerica Corporation (Minamerica), a private Panamanian corporation, to form a Panamanian company to be called Minera Keltic S.A. (Minera Keltic), owned 60% by the company and 40% by Minamerica and managed by the company. Pursuant to that agreement, the company advanced the first $250,000 (U.S.) to Minera Keltic . Subsequent advances are to be made by the company and Minamerica in proportion to their ownership interests. Should the company or Minamerica not make their proportionate share of advances, their interest will be reduced accordingly. The company issued 85,870 common shares to Minamerica, representing 60% of the value of exploration completed on the properties to the date the properties were transferred to Minera Keltic, to complete this transaction.

The company has advised Minamerica that it is in arrears on its share of cash advances and is negotiating acquisition of all of Minamerica's shares in Minera Keltic.

Minera Keltic has applied to the Government of Panama for the San Blas property concessions. These applications have been accepted and the concessions reserved for the company. The concessions will be granted when the company reaches agreement with the indigenous population to allow for exploration of the properties. There can be no certainty that the company will reach the agreements necessary to obtain the concessions and the company therefore decided to write down the carrying costs of the properties to nominal amounts.

WESTERN KELTIC MINES INC.

Notes to Consolidated Financial Statements
August 31, 2002
(Unaudited – prepared by management)

2. MINERAL PROPERTY INTERESTS (cont)

Alaska

On June 24,1998,Western Keltic Mines Alaska Inc. (WKM Alaska) entered into an agreement with Rimfire Minerals Corporation (Rimfire) to form two separate joint ventures covering the Alaska Plutonic Gold Project. This agreement was amended May 21, 1999 and covers Big Bend, Central Creek, California, Boogie and Surf properties located southeast of Fairbanks, Alaska in the Goodpaster District. The Big Bend and Central Creek properties were abandoned in May of 2001 and all exploration costs written-off.

WKM Alaska owns a 70% interest in the remaining three properties with Rimfire owning the remaining 30%. WKM Alaska can earn a further 10% interest (for an aggregate of 80%) in the three properties by:

- Issuing a further 100,000 common shares of Western Keltic Mines Inc. to Rimfire by January 31, 2001 (issued February 1, 2001), and
- Issuing a further 100,000 common shares of Western Keltic Mines Inc. to Rimfire by December 31, 2002, and
- Incurring further exploration expenditures in the amount of Cdn. $1,500,000 by December 31, 2003.

Upon achieving an 80% interest, WKM Alaska will contribute Rimfire's next $400,000 in exploration work.

On May 17, 1999 WKM Alaska and Barrick Gold Corp.(Barrick) entered into a financing and option agreement covering the five Alaskan properties. On January 7, 2002, Barrick terminated the option agreement.

3. SHARE CAPITAL

Authorized: 50,000,000 common shares without par value

	2002		2001	
	Number of Shares	**Amount**	**Number of Shares**	**Amount**
Issued and fully paid				
Balance, February 28 and August 31	12,094,858	$ 5,705,136	11,044,858	$ 5,556,636

As at August 31, 2002 directors' and employees' options were outstanding for the purchase of 522,500 common shares at $0.15 per share expiring October 14, 2003, 374,000 common shares at $0.20 per share expiring May 3, 2005 and 235,000 common shares at $0.10 per share expiring April 15, 2007.

WESTERN KELTIC MINES INC.

Notes to Consolidated Financial Statements
August 31, 2002
(Unaudited – prepared by management)

4. **MANAGEMENT FEES**

Management fees of $37,375 (2001 - $41,379) were paid during the period ending August 31, 2002 for services rendered to a company owned by a director.

5. **FINANCIAL INSTRUMENTS**

The carrying values of cash, accounts receivable, and accounts payable, approximate their fair values as of the date of these financial statements.

6. **COMPARATIVE FIGURES**

The comparative figures have been reclassified where necessary to conform with the presentation used in the current year.

7. **ENVIRONMENTAL**

The Company's mining and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

9 **SUBSEQUENT EVENTS**

Hickey's Pond Property

In September 2002, the company entered into an option agreement with Nathaniel Noel to earn an 80% interest in the Hickey's Pond property located on the Burin Peninsula, 130 kilometers west of St. John's, Newfoundland. In order to earn 80% interest in the property the company must issue 150,000 common shares, make cash payments of $55,000 and expend $370,000 on exploration over four years.

Paradise Property

In September 2002, the company entered into an option agreement with Garry Luffman to earn an 100% interest in the Paradise property located on the Burin Peninsula, 130 kilometers west of St. John's, Newfoundland. In order to earn 100% interest in the property the company must issue 225,000 common shares, make cash payments of $155,000 and expend $350,000 on exploration over four years.

Form 51-901F
Schedule B

WESTERN KELTIC MINES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Six Months Ended August 31, 2002
(Unaudited - prepared by management)

1. EXPLORATION COSTS

Exploration expenditures incurred during the six months ended August 31, 2002:

Camp Removal Costs	$ 116,140
Professional Fees	13,154
	$ 129,294

3(a) No Securities were issued during the six month period ending August 31, 2002

3(b) No options or warrants were granted during the six month period ending August 31, 2002

5. Directors

Donald A McInnes, Director and President
D. Stewart McInnes, Director
John Robins, Director
Rupert A. Legge, Secretary

Schedule C

WESTERN KELTIC MINES INC.

Report to Shareholders
Six Months Ended August 31, 2002
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition and Results Of Operations

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

The Company is a mining exploration and development company and currently has no producing properties nor operating income and cash flows.

The Company's policy is to capitalize all net costs related to acquisition and exploration of its mineral properties. The Company evaluates each property on the completion of an exploration program on that property and determines whether or not it will continue to hold and possibly further explore the property, sell the property or abandon the property. The net capital costs of a property are charged to earnings on the sale or abandonment of the property.

OPERATING RESULTS

August 31, 2002 and 2001

The Company had net losses of $82,339 and $271,316 and a net loss per share of $0.003 and $0.03, respectively, during the six month periods ended August 31, 2002 and 2001. Two of the Alaskan properties, Big Bend and Central Creek were abandoned in 2001 and $162,862 in exploration costs written off.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2002, the Company had working capital, described as current assets in excess of current liabilities, of $156,946 compared $ 280,514 as at February 28, 2002.

Schedule C

WESTERN KELTIC MINES INC.

Report to Shareholders
Six Months Ended August 31, 2002
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition and Results Of Operations (cont)

SUBSEQUENT EVENTS

Hickey's Pond Property

In September 2002, the company entered into an option agreement with Nathaniel Noel to earn an 80% interest in the Hickey's Pond property located on the Burin Peninsula, 130 kilometers west of St. John's, Newfoundland. In order to earn 80% interest in the property the company must issue 150,000 common shares, make cash payments of $55,000 and expend $370,000 on exploration over four years.

Paradise Property

In September 2002, the company entered into an option agreement with Garry Luffman to earn an 100% interest in the Paradise property located on the Burin Peninsula, 130 kilometers west of St. John's, Newfoundland. In order to earn 100% interest in the property the company must issue 225,000 common shares, make cash payments of $155,000 and expend $350,000 on exploration over four years.

Schedule C

WESTERN KELTIC MINES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Six Months Ended August 31, 2002
(Unaudited - prepared by management)

Letter to the Shareholders:

I am pleased to announce that Western Keltic has implemented the new mineral exploration strategy initially described in my last letter to you. During the quarter this strategy was implemented to explore for gold in Newfoundland. Over the past year Newfoundland has emerged as a region capable of attracting major mining companies interested in gold exploration. Exploration activity in the province has increased significantly as companies continue to recognize the excellent potential for a variety of gold bearing environments that include epithermal, intrusive related and most recently, Carlin style gold deposits. Western Keltic has assembled a team of geological professionals to guide its entry into gold exploration in this increasingly popular and under-explored region of Canada.

The new mineral exploration strategy will be carried out by GeoVector Management Inc., a mineral exploration consulting firm founded by four professional geoscientists formerly with Western Mining Corporation. The principals of GeoVector, Joe Campbell, P.Geo., Dr. Tom Setterfield, P.Geo., Alan Sexton, P.Geo., and Roman Tykajlo, P.Geo. are highly qualified, respected individuals with extensive gold exploration and development experience who will serve as the company's technical, operational and acquisitions team in Newfoundland. In return for property identification and for compiling the exploration strategy GeoVector will be entitled to certain sliding scale success fee payments to be made by Western Keltic based on exploration success and property development.

GeoVector has been instrumental in the recent acquisition of two properties comprising 191 claim units on the Burin Peninsula, located 130 kilometres west of St. John's, eastern Newfoundland. Access to the properties is excellent as is all related infrastructure. The properties are referred to as Hickey's Pond (128 claims) and Paradise (63 claims), and each host numerous high-sulfidation epithermal-type gold targets. This deposit type (Yanacocha, Peru; Pueblo Viejo, Dominican Republic; Pascua/Valadero, Chile/Argentina) represents an attractive target for gold exploration due to the multimillion-ounce discovery potential.

The two properties are part of the Paleozoic-Proterozoic Avalon Terrane in Newfoundland. This volcano-plutonic terrane hosts some of the largest metamorphosed, precious-metal-bearing epithermal systems in Canada. The Hope Brook gold deposit (1.6Moz Au) occurs in rocks of this terrane in western Newfoundland and represents the largest high-sulfidation epithermal gold deposit discovered to date in Newfoundland. Similar gold deposits occur in Avalon Terrane rocks of the Carolina Slate Belt of the southeastern United States (ie. Haile at 1.5 Moz Au and Ridgeway at 2.0 Moz Au) and similar gold occurrences are currently being actively explored in the Avalonian High – Alumina belt west of St. John's.

The Hickey's Pond and Paradise properties occur in the eastern portion of a large-scale, locally auriferous, epithermal-style alteration zone that extends for approximately 100 km in the northern portion of the Burin Peninsula. The two properties contain ten known gold showings that occur along a northeast trending alteration system that extends for some 25 km along strike. Limited exploration work has been completed in this area, as these showings were only discovered in the mid-1980's by government and university geologists. Key results from previous exploration work on the properties include grab samples with up to 15.4 g/t Au and 109 g/t Ag, and channel samples of a silicified pyrite zone with up to 12.4 g/t Au over 1.2 m. Gold mineralization is associated with an alteration assemblage consisting of quartz, pyrophyllite, alunite, specularite and rutile. The auriferous nature of the alteration system has been confirmed by GeoVector during a field trip conducted prior to ground acquisition. Fieldwork consisting of geological mapping, geochemical orientation surveys and prospecting is expected to commence in October.

The Board of Directors are very pleased with the Newfoundland gold exploration strategy. The opportunity for the discovery of gold in this relatively unexplored province is excellent and GeoVector has done a thorough job of putting this exploration strategy together.

On behalf of the Board of Directors:

"Donald McInnes"

Donald McInnes
President